BLUE PENGUIN ENTERPRISES, INC.
199 Omega Batim Ha'chamim Street
P.O. Box 199
Rosh Ha'ain  48101, Israel


                                                                   April 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549

Attention: Alexandra Leddetter, Esq.


     Re: Blue Penguin Enterprises, Inc.
         Registration Statement on Form SB-2
         File No. 333-146159, filed September 19, 2007, amended
         September 20, 2007, November 30, 2007 and on January 30, 2008 (collectively the "Registration Statement").

Dear Ms. Leddetter:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Blue Penguin Enterprises, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement together with all exhibits thereto. The Registration Statement has not been declared effective. No securities were sold in connection with the offering contemplated in the Registration Statement.

     We trust that you will find the above and enclosed in order. If you have any questions, please do not hesitate to contact the writer.

                                  Yours truly,

                                  BLUE PENGUIN ENTERPRISES, INC.


                                  Per: /s/ Oded Ofarim
                                      --------------------------
                                      Director




       Omega Batim Ha'chamim St. * P.O.Box 199, Rosh Ha'ain 48101, Israel.
                    Tel: (866) 857-8148 * Fax: (866) 857-8147